
LIMITED LIABILITY COMPANY AGREEMENT

of

Red Carpet Premiere Experience LLC


This Limited Liability Company Agreement (the "Agreement") made and entered into this 15th day of October, 2018 (the "Execution Date"),

BETWEEN:


Craig Saslow of 5 Lookout Stable Road, Tuxedo Park, NY 10987, and
Eva Shure of 5 Lookout Stable Road, Tuxedo Park, NY 10987
(individually the "Member" and collectively the "Members").


BACKGROUND:

A.   The Members wish to associate themselves as members of a limited liability company.

B.   The terms and conditions of this Agreement will govern the Members within the limited liability company.

IN CONSIDERATION OF and as a condition of the Members entering into this Agreement and other valuable consideration, the receipt and sufficiency of which is acknowledged, the Members agree as follows:

Formation

1.   By this Agreement, the Members form a Limited Liability Company (the "Company") in accordance with the laws of the State of Delaware. The rights and obligations of the Members will be as stated in the Delaware Limited Liability Company Act (the "Act") except as otherwise provided in this agreement.

Name

2.   The name of the Company will be Red Carpet Premiere Experience LLC.

Purpose

3.   The company's purpose is to provide an entertainment attraction experience to guests.

Term

4.   The Company will continue until terminated as provided in this Agreement or may dissolve under conditions provided in the Act.

Place of Business

5.   The Principal Office of the Company will be located at 1173A 2nd Avenue, New York, NY 10065 or such other place as the Members may from time to time designate.

Capital Contributions

6.   The following is a list of all Members and their Initial Contributions to the Company. Each of the Members agree to make their Initial Contributions to the Company in full, according to the following terms:

Member	Contribution Description	Value of Contribution
Craig Saslow	Operations of Company in All Aspects	$0.00
Eva Shure	Operations of Company in All Aspects	$0.00

Allocation of Profits/Losses

7.   Subject to the other provisions of this Agreement, the Net Profits or Losses, for both accounting and tax purposes, will accrue to and be borne by the Members in equal proportions.

8.   Each Member will receive an equal share of any Distribution.

9.   No Member will have priority over any other Member for the distribution of Net Profits or Losses.

Nature of Interest

10. A Member's interest in the Company will be considered personal property, and will at no time be considered real property.

Withdrawal of Contribution

11. No Member will withdraw any portion of their Capital Contribution without the unanimous consent of the other Members.

Liability for Contribution

12. A Member's obligation to make their required Capital Contribution can only be compromised or released with the consent of all remaining Members or as described elsewhere in this Agreement. If a Member does not make the Capital Contribution when it is due, he is obligated at the option of any remaining Members to contribute cash equal to the agreed value of the Capital Contribution. This option is in addition to and not in lieu of any others rights, including the right to specific performance that the Company may have against the Member.

Additional Contributions

13. Capital Contributions may be amended from time to time, according to the business needs of the Company. However if additional capital is determined to be required and an individual Member is unwilling or unable to meet the additional contribution requirement within a reasonable period, the remaining Members may contribute in proportion to their existing Capital Contributions to resolve the amount in default. In such case, the allocation of Net Profits or Losses and the distribution of assets on dissociation or dissolution will be adjusted accordingly.

14. Any advance of money to the Company by any Member in excess of the amounts provided for in this Agreement or subsequently agreed to, will be deemed a debt due from the Company rather than an increase in the Capital Contribution of the Member. This liability will be repaid with interest at such rates and times to be determined by a majority of the Members. This liability will not entitle the lending Member to any increased share of the Company's profits nor to a greater voting power. Repayment of such debts will have priority over any other payments to Members.

Capital Accounts

15. An individual capital account will be maintained for each Member and their initial Capital Contribution will be credited to this account. Any Additional Contributions made by any Member will be credited to that Member's individual Capital Account.

Interest on Capital

16.   No borrowing charge or loan interest will be due or payable to any Member on their agreed Capital Contribution inclusive of any agreed Additional Contributions.

Management

17.   Management of this Company is vested in the Members.

Authority to Bind Company

18.   Only the following individuals have authority to act for or bind the Company in contract:

   -      Craig Saslow and Eva Shure acting together.

Duty of Loyalty

19.   Any Member may invest in or engage in any business of any type, including without limitation, a business that is similar to the business of the Company whether or not in direct competition with the Company and whether or not within the established or contemplated market regions of the Company. Neither the Company nor any Member will have any right to that opportunity or any income derived from that opportunity.

Duty to Devote Time

20.   Each Member will devote such time and attention to the business of the Company as the majority of the Members will from time to time reasonably determine for the conduct of the Company business.

Member Meetings

21.   A meeting may be called by any Member providing that reasonable notice has been provided to the other Members.

22.   Member meetings will be held at any location that the Members may from time to time designate.

23.   Regular Member meetings will be held only as required.

Voting

24.   Each Member will be entitled to cast votes on any matter based upon the proportion of that Member's Capital Contributions in the Company.

Admission of New Members

25. A new Member may only be admitted to the Company with a unanimous vote of the existing Members.

26. The new Member agrees to be bound by all the covenants, terms, and conditions of this Agreement, inclusive of all current and future amendments. Further, a new Member will execute such documents as are needed to effect the admission of the new Member. Any new Member will receive such business interest in the Company as determined by a unanimous decision of the other Members.

Voluntary Withdrawal of a Member

27. Where the Company consists of two or more Members, the voluntary withdrawal of a Member will have no effect upon the continuance of the Company.

28. It remains incumbent on the withdrawing Member to exercise this dissociation in good faith and to minimize any present or future harm done to the remaining Members as a result of the withdrawal.

Involuntary Withdrawal of a Member

29. Events leading to the involuntary withdrawal of a Member from the Company will include but not be limited to: death of a Member; Member mental incapacity; Member disability preventing reasonable participation in the Company; Member incompetence; breach of fiduciary duties by a Member; criminal conviction of a Member; Operation of Law against a Member or a legal judgment against a Member that can reasonably be expected to bring the business or societal reputation of the Company into disrepute. Expulsion of a Member can also occur on application by the Company or another Member, where it has been judicially determined that the Member: has engaged in wrongful conduct that adversely and materially affected the Company's business; has willfully or persistently committed a material breach of the Limited Liability Company Agreement or of a duty owed to the Company or to the other Members; or has engaged in conduct relating to the Company's business that makes it not reasonably practicable to carry on the business with the Member.

30. Where the Company consists of two or more Members, the involuntary withdrawal of a Member will have no effect upon the continuance of the Company.

Dissociation of a Member

31. In the event of either a voluntary or involuntary withdrawal of a Member, if the remaining Members elect to purchase the interest of the withdrawing Member, the remaining Members will serve written notice of such election, including the purchase price and method and schedule of payment for the withdrawing Member's interest, upon the withdrawing Member, their executor, administrator, trustee, committee or analogous fiduciary within a reasonable period after acquiring knowledge of the change in circumstance to the affected Member. The purchase amount of any buyout of a Member's interest will be determined as set out in the Valuation of Interest section of this Agreement.

32. The remaining Members retain the right to seek damages from a dissociated Member where the dissociation resulted from a malicious or criminal act by the dissociated Member or where the dissociated Member had breached their fiduciary duty to the Company or was in breach of this Agreement or had acted in a way that could reasonably be foreseen to bring harm or damage to the Company or to the reputation of the Company.

33. A dissociated Member will only have liability for Company obligations that were incurred during their time as a Member. On dissociation of a Member, the Company will prepare, file, serve, and publish all notices required by law to protect the dissociated Member from liability for future Company obligations.

34. Where the remaining Members have purchased the interest of a dissociated Member, the purchase amount will be paid in full, but without interest, within 90 days of the date of withdrawal. The Company will retain exclusive rights to use of the trade name and firm name and all related brand and model names of the Company.

Right of First Purchase

35. In the event that a Member's Interest in the Company is or will be sold, due to any reason, the remaining Members will have a right of first purchase of that Member's Interest. The value of that interest in the Company will be the lower of the value set out in the Valuation of Interest section of this Agreement and any third party offer that the Member wishes to accept.

Assignment of Interest

36. A Member's financial interest in the Company can only be assigned to another Member and cannot be assigned to a third party except with the unanimous consent of the remaining Members.

37. In the event that a Member's interest in the company is transferred or assigned as the result of a court order or Operation of Law, the trustee in bankruptcy or other person acquiring that Member's interest in the Company will only acquire that Member's economic rights and interests and will not acquire any other rights of that Member or be admitted as a Member of the Company or have the right to exercise any management or voting interests.

Valuation of Interest

38. In the event of a dissociation or the dissolution of the Company, each Member will have an equal financial interest in the Company.

39. In the absence of a written agreement setting a value, the value of the Company will be based on the fair market value appraisal of all Company assets (less liabilities) determined in accordance with generally accepted accounting principles (GAAP). This appraisal will be conducted by an independent accounting firm agreed to by all Members. An appraiser will be appointed within a reasonable period of the date of withdrawal or dissolution. The results of the appraisal will be binding on all Members. The intent of this section is to ensure the survival of the Company despite the withdrawal of any individual Member.

40. No allowance will be made for goodwill, trade name, patents or other intangible assets, except where those assets have been reflected on the Company books immediately prior to valuation.

Dissolution

41. The Company may be dissolved by a unanimous vote of the Members. The Company will also be dissolved on the occurrence of events specified in the Act.

42. Upon Dissolution of the Company and liquidation of Company property, and after payment of all selling costs and expenses, the liquidator will distribute the Company assets to the following groups according to the following order of priority:

   a. in satisfaction of liabilities to creditors except Company obligations to current Members;

   b. in satisfaction of Company debt obligations to current Members; and then

   c. to the Members based on Member financial interest, as set out in the Valuation of Interest section of this Agreement.

Records

43.   The Company will at all times maintain accurate records of the following:

   a.   Information regarding the status of the business and the financial condition of the Company;

   b.   A copy of the Company federal, state, and local income taxes for each year;

   c.   Name and last known business, residential, or mailing address of each Member, as well as the date that person became a Member;

   d.   A copy of this Agreement and any articles or certificate of formation, as well as all amendments, together with any executed copies of any written powers of attorney pursuant to which this Agreement, articles or certificate, and any amendments have been executed; and

   e.   The cash, property, and services contributed to the Company by each Member, along with a description and value, and any contributions that have been agreed to be made in the future.

44.   Each Member has the right to demand, within a reasonable period of time, a copy of any of the above documents for any purpose reasonably related to their interest as a Member of the Company, at their expense.

Books of Account

45.   Accurate and complete books of account of the transactions of the Company will be kept in accordance with generally accepted accounting principles (GAAP) and at all reasonable times will be available and open to inspection and examination by any Member. The books and records of the Company will reflect all the Company's transactions and will be appropriate and adequate for the business conducted by the Company.

Banking and Company Funds

46.   The funds of the Company will be placed in such investments and banking accounts as will be designated by the Members. All withdrawals from these accounts will be made by the duly authorized agent or agents of the Company as appointed by unanimous consent of the Members. Company funds will be held in the name of the Company and will not be commingled with those

of any other person or entity.

Audit

47. Any Member will have the right to request an audit of the Company books. The cost of the audit will be borne by the Company. The audit will be performed by an accounting firm acceptable to all the Members. Where the Company consists of two or more Members, not more than one (1) audit will be required by any or all of the Members for any fiscal year.

Tax Treatment

48. This Company is intended to be treated as a partnership for the purposes of Federal and State Income Tax.

Tax Matters Partner

49. The tax matters partner will be _____ (the "Tax Matters Partner"). The Tax Matters Partner will prepare, or cause to be prepared, all tax returns and reports for the Company and make any related elections that the Members may deem advisable.

50. A Tax Matters Partner can voluntarily withdraw from the position of Tax Matters Partner or can be appointed or replaced by a majority of the Voting Members. In the event of a withdrawal of the Tax Matters Partner from the Company, the remaining Members will appoint a successor as soon as practicable.

Annual Report

51. As soon as practicable after the close of each fiscal year, the Company will furnish to each Member an annual report showing a full and complete account of the condition of the Company including all information as will be necessary for the preparation of each Member's income or other tax returns. This report will consist of at least:

   a. A copy of the Company's federal income tax returns for that fiscal year.

Goodwill

52. The goodwill of the Company will be assessed at an amount to be determined by appraisal using generally accepted accounting principles (GAAP).

Governing Law

53. The Members submit to the jurisdiction of the courts of the State of Delaware for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement.

Forbidden Acts

54. No Member may do any act in contravention of this Agreement.

55. No Member may permit, intentionally or unintentionally, the assignment of express, implied or apparent authority to a third party that is not a Member of the Company.

56. No Member may do any act that would make it impossible to carry on the ordinary business of the Company.

57. No Member will have the right or authority to bind or obligate the Company to any extent with regard to any matter outside the intended purpose of the Company.

58. No Member may confess a judgment against the Company.

59. Any violation of the above forbidden acts will be deemed an Involuntary Withdrawal of the offending Member and may be treated accordingly by the remaining Members.

Indemnification

60. All Members will be indemnified and held harmless by the Company from and against any and all claims of any nature, whatsoever, arising out of a Member's participation in Company affairs. A Member will not be entitled to indemnification under this section for liability arising out of gross negligence or willful misconduct of the Member or the breach by the Member of any provisions of this Agreement.

Liability

61. A Member or any employee will not be liable to the Company or to any other Member for any mistake or error in judgment or for any act or omission believed in good faith to be within the scope of authority conferred or implied by this Agreement or the Company. The Member or employee will be liable only for any and all acts and omissions involving intentional wrongdoing.

Liability Insurance

62.   The Company may acquire insurance on behalf of any Member, employee, agent or other person engaged in the business interest of the Company against any liability asserted against them or incurred by them while acting in good faith on behalf of the Company.

Life Insurance

63.   The Company will have the right to acquire life insurance on the lives of any or all of the Members, whenever it is deemed necessary by the Company. Each Member will cooperate fully with the Company in obtaining any such policies of life insurance.

Actions Requiring Unanimous Consent

64.   Actions requiring the unanimous consent of all Members will include, but not be limited to, the following:

    a.   Sell, merge, consolidate, exchange or otherwise dispose of all or substantially all of the Property of the Company;

    b.   Sell, loan or otherwise endanger the ownership or possession of any Company property;

    c.   Release any Company claim or debt except for payment in full; and

    d.   Alter the rights, duties or obligations of any class or series of Members.

Amendment of Operating Agreement

65.   No amendment or modification of this Agreement will be valid or effective unless in writing and signed by all Members.

Title to Company Property

66.   Title to all Company property will remain in the name of the Company. No Member or group of Members will have any ownership interest in Company property in whole or in part.

Miscellaneous

67.   Time is of the essence in this Agreement.

68.   This Agreement may be executed in counterparts.

69. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in a neutral gender include the masculine gender and the feminine gender and vice versa.

70. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

71. This Agreement contains the entire agreement between the parties. All negotiations and understandings have been included in this Agreement. Statements or representations that may have been made by any party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements have no force or effect in respect to this Agreement. Only the written terms of this Agreement will bind the parties.

72. This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Member's successors, assigns, executors, administrators, beneficiaries, and representatives.

73. Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the parties at the addresses contained in this Agreement or as the parties may later designate in writing.

74. All of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

Definitions

75. For the purpose of this Agreement, the following terms are defined as follows:

   a. "Additional Contribution" means Capital Contributions, other than Initial Contributions, made by a Member to the Company.

b. "Capital Contribution" means the total amount of cash, property, or services contributed to the Company by any one Member.

c. "Initial Contribution" means Capital Contributions made by a Member to acquire an interest in the Company.

d. "Member's Interests" means the Member's collective rights, including but not limited to, the Member's right to share in profits, Member's right to a share of Company assets on dissolution of the Company, Member's voting rights, and Member's rights to participate in the management of the Company.

e. "Net Profits or Losses" means the net profits or losses of the Company as determined by generally accepted accounting principles (GAAP).

f. "Operation of Law" means rights or duties that are cast upon a party by the law, without any act or agreement on the part of the individual including, but not limited to, an assignment for the benefit of creditors, a divorce, or a bankruptcy.

g. "Principal Office" means the office whether inside or outside the State of Delaware where the executive or management of the Company maintain their primary office.

IN WITNESS WHEREOF the Members have duly affixed their signatures under hand and seal on this 15th day of October, 2018.



_____
Craig Saslow (Member)

_____
Eva Shure (Member)